

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2019

Pamela F. Roper, Esq.
Executive Vice President, General Counsel, and Corporate Secretary
Cousins Properties Incorporated
3344 Peachtree Street NE, Suite 1800
Atlanta, Georgia 30326

>   **Re: Cousins Properties Incorporated**
>   **S-4 filed April 19, 2019**
>   **File No. 333-230968**

Dear Ms. Roper, Esq.:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Kim McManus at 202-551-3215 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate and
                                        Commodities